FILED BY ERA GROUP INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: BRISTOW GROUP INC.

COMMISSION FILE NO. 001-31617

Company:	ERA Group Inc.

Conference Title:	ERA Investor Call

Conference ID:	1966586_1_cRICAR

Moderator:	Tom Johnston

Date:	January 24, 2020

Operator:	Good day and welcome to the ERA Investor call. Today’s conference is being recorded. At this time I would like to turn the conference over to Crystal Gordon, General Counsel. Please go ahead.

Crystal Gordon:

Thank you, Emma, and good morning, everyone. Welcome to the Investor call. I’m here today with our president and CEO, Chris Bradshaw; and my fellow senior vice presidents, Jennifer Whalen; Grant Newman; and Dave Stepanek. Our colleagues, Stu Stavley, and Paul White, are in the field with our teams today.

Let me remind everyone that during the call, management may make forward-looking statements that are subject to risks and uncertainties that are described in more detail on Slide 1 of our investor presentation. You may access our investor presentation on our website, erahelicopters.com.

ERA intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ERA and Bristow, and a prospectus of ERA. Investors are urged to read the joint proxy statement carefully because it will contain important information about the proposed transaction. You may obtain a copy when it becomes available without charge at the SEC’s website or by calling ERA at 713-369-4700 or by going to our website, erahelicopters.com.

Finally, ERA, Bristow and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ERA and Bristow stockholders in respect of the proposed transaction under the rules of the SEC. You may obtain information regarding the names, affiliations and interests of ERA’s directors and executive officers in ERA’s annual report on Form 10-K and the 2019 definitive proxy statement.

With that I’ll turn the call over to Chris.

Chris Bradshaw:

Thank you, Crystal. And welcome to the call, everyone. Before we discuss the exciting news of the announced merger with Bristow, I want to begin our prepared remarks with a note on safety which will always be our most important core value and highest operational priority.

We are pleased to report that ERA achieved our dual goals of zero air accidents and zero recordable workplace incidents in full year 2019. The company has not experienced an air accident in the last three years and we have now gone over 850 consecutive days without a recordable workplace incident. I want to thank and commend all of the hard-working ERA team members for their focus and dedication to place safety first every day.

As you will have seen in our press release as well as the investor presentation that Crystal mentioned, we are very excited to announce that ERA and Bristow have agreed to merge forming a larger more diverse and financially stronger global industry leader. The combination is structured as an all-stock merger and is intended to qualify as a tax-free transaction. The combined company will be named Bristow and will continue to be headquartered in Houston, Texas.

Post transaction ERA shareholders would own 23% of the combined company and Bristow shareholders would own 77%. Under the merger structure, ERA will issue shares to Bristow stockholders and ERA shares will continue to trade on the NYSE. No outside financing is required to consummate the transaction and the merger is expected to close in the second half of 2020 subject to shareholder and regulatory approvals and other customary closing conditions.

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I have been asked to serve as the president and CEO of the combined company and I’m very excited about the future for the new enterprise. The combined Board will be comprised of nine total members including seven from Bristow and two from ERA including me. The chairman and vice chairman of the board will be appointed by Bristow.

Both ERA and Bristow enjoyed long and renowned legacies and we look forward to building upon that rich heritage as a combined company. I want to emphasize that the two companies share a strong cultural alignment including, first and foremost, an uncompromising commitment to deliver safe and reliable operations to our valued customers. These shared values will be an integral foundation for the successful integration of our two teams.

Beyond strong cultural alignment, we believe the merger has very compelling strategic and financial rationale. The combined company will be the global leader in offshore helicopter operations with significant presence in key geographic regions. We believe this combination represents the best strategic fit in the Americas region with significant exposure to other attractive regions such as Norway, United Kingdom and Nigeria among others.

The merger will result in a larger, more diverse aircraft fleet which benefits from a complementary mix of 300 modern aircraft with the latest generation of technology and safety features. The combined company will be the largest operator of S92, AW189 and AW139 helicopters in the world. Furthermore, the pro forma balance sheet will be predominantly – sorry, the pro forma fleet will be predominantly owned at more than 80% with attractive lease rates on the balance of the fleet.

In addition to our strong reputation and long-term relationships with key oil and gas customers, the combined company benefits from end market diversification through significant exposure to government services contracts including air and sea contracts with the US government, and Bristow’s UK SAR contract with the Maritime and Coast Guard agency.

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The UK SAR contract is one of the most prestigious assignments in the aviation industry and it’s an honor to serve the people of the United Kingdom. We look forward to being a part of that world class program. From a financial perspective, that contract generates meaningful and stable cash flows and provides significant diversification from oil price volatility.

For those who did not closely follow Bristow’s Chapter 11 process, page 9 of the investor presentation provides a helpful summary of the transformative impact of that restructuring process. During those proceedings, Bristow reduced total debt by approximately $900 million and eliminated its future aircraft capital commitments.

Perhaps most importantly, through a combination of lease returns, lease rejections, aircraft purchases and the renegotiation of lease rates, Bristow reduced its annual rent expense dramatically representing a roughly $70 million benefit when comparing the run rate adjusted EBITDA to their FY 2019 EBITDA.

As a result, Bristow emerged from Chapter 11 with a healthy balance sheet, a projected run rate adjusted EBITDA of approximately $165 million, and a positive free cash flow outlook.

As we review the benefits of the merger, one of the clear highlights is the substantial value creation expected from at least $35 million of identified cost synergies. Not only are these savings substantial, relative to the size of the business, we believe they are highly achievable given that the significant majority are derived from eliminating fixed costs.

This merger achieves more efficient absorption of the significant fixed costs required to run an air carrier and better positions the combined company to manage industry challenges.

During the tumultuous and very challenging last five years in the offshore oil and gas industry, we focused ERA’s strategy on being efficient, managing the business for positive cash flow and protecting the balance sheet. We delivered on those objectives by generating positive free cash flow throughout the downturn and reducing that debt by more than 80% over that five-year period.

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As we have been evaluating potential consolidation opportunities over the last couple of years, we have emphasized the importance of maintaining a strong balance sheet and positive cash flow profile. This merger achieves those priorities by maintaining a strong balance sheet with approximately 2.5 times net leverage and a large combined cash balance of over $250 million expected at closing.

As outlined on pages 11 and 16 of the investor presentation, the pro forma adjusted EBITDA for calendar year 2019 is expected to be approximately $165 million. When you factor in the incremental $40 million of rent savings based upon the full year impact of the new lease portfolio at Bristow, and the $35 million of benefit from identified cost savings, the projected pro forma adjusted EBITDA for the combined company is approximately $240 million.

In addition, we believe the run rate free cash flow generation of the combined business will be approximately $140 million which should facilitate multiple opportunities to create additional value for shareholders including further deleveraging and returns to shareholders.

Going forward we intend to continue to manage the business to generate positive free cash flow with a keen focus on capital discipline and shareholder return.

Finally, I want to reiterate that this combination will benefit all stakeholders including customers, employees, lenders and shareholders. We have begun the outreach to each of these key constituencies and look forward to further discussing the compelling merits of this transaction. We believe this merger will create substantial value for stakeholders of both companies and we are excited about the prospects of moving forward as a larger more diverse and financially stronger global industry leader.

With that let’s open the line for questions. Emma.

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Operator:

Thank you. If you would like to ask a question please signal by pressing star 1 on your telephone keypad. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Again, press star 1 to ask a question. We’ll pause for just a moment to allow everyone an opportunity to signal for questions.

Our first question comes from Bill Mastoris with Baird.

Bill Mastoris:

Congratulations, Chris. One of the things that a lot of offshore service companies have had problems with is that we’ve had these stops and starts with demand and certainly that’s been the case in helicopters as you’re much closer to it than I. But on Slide 19, one of the things that you show is an expected increase, all right, in activity levels correlated to an expected increase in offshore spending.

So my question is, do you have any plans to exercise any of the options that you have on some of the newer more efficient helicopters given that expected increase? And if so, is that included also in your CAPEX forecast which would imply that it’s also included in your free cash flow forecast?

Chris Bradshaw:

Hey, good morning, Bill. And thank you for the question. I want to start by mentioning that nothing about this merger is counting on a significant recovery in the offshore oil and gas market. We believe this combination not only works but it’s highly compelling based upon current levels of market activity.

That being said, as you note, multiple third-party sources are noting that the offshore oil and gas market has stabilized and is showing signs of recovery. Indeed, within the last week or so, the three major oil field services companies, Schlumberger, Halliburton and Baker Hughes, have each noted that they see a growth in offshore spending in 2020.

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With respect to your question about our aircraft order book, I think the combined company is in a very fortunate position in that between the two companies the only orders that we have are completely flexible, really options to call in aircraft should there be market demand for those.

As of now we are not expecting and not factoring into the numbers that you mentioned, any new aircraft deliveries, but if there are compelling opportunities for the returns justify the capital investments, we have the capability to go out and bring those aircraft in to meet the demand.

Bill Mastoris:

Okay, then my second question, Chris, would be maybe you could outline your plans for your 7-3/4 senior secured notes which are due in 2022 but they have a part call coming this December. What are your plans there? You are going to have obviously the wherewithal to go ahead and take those out.

Chris Bradshaw:

Given the strong balance sheet and the positive free cash flow profile of the company, we do believe we’ll have multiple opportunities to address those maturities. So we have the fortunate position of being able to take an opportunistic approach, monitor conditions and pursue something if market conditions warrant that. That being said, we also have the option if necessary where we can pay off that maturity with cash.

Bill Mastoris:	Okay. And what’s going to be that criteria, so whether you take it out or not? I’m just curious, could you dig a little deeper there?

Chris Bradshaw:	Sure, I think it depends on the rates and other key terms that are available given prevailing market conditions and sentiment that exist in various market segments where capital may be available.

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Bill Mastoris:	Okay. All right. Thank you, Chris and congratulations.

Chris Bradshaw:	Thanks, Bill.

Operator:	Thank you. If you find that your question has been answered, you may remove yourself from the queue by pressing star 2. Our next question comes from HJ Lee with International Value Advisors.

HJ Lee:	Good morning, Chris.

Chris Bradshaw:	Good morning.

HJ Lee:

Congratulation with the merger. I have some questions about the SAR contract that Bristow has. Just would like to understand how many fleet of Bristow is related to the SAR contract. And if you compare the SAR profitability, is it comparable to what you make in Gulf of Mexico?

Chris Bradshaw:

So the UK SAR contract is a very important part of Bristow’s standalone business and certainly a part of the combined company story here. Today those – that contract serves 10 bases with a total of 21 SAR-equipped heavy helicopters which are – a roughly even mix between S92 and AW189 helicopters.

We note the contribution from revenues here. I won’t get into specifics about the cash flow contribution but there is a good profit in those numbers and so the actual cash flow contribution would be greater than the stated revenue contribution.

HJ Lee:	Okay. Are there any major CAPEX remaining for SAR?

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Chris Bradshaw:	No, not as of today. Actually Bristow brought in two SAR-configured AW189s at the end of December so there’s no remaining material capital requirements going forward.

HJ Lee:	Okay. Just another question is, if you combine Bristow and ERA in Gulf of Mexico, what will be the total market share will be? Do you see any antitrust issues?

Chris Bradshaw:

So we don’t follow market share specifically and I can’t comment on that. I would say that we are very confident in the merits of this transaction and really the need for the consolidation. And the fact of the matter is that we operate in a highly competitive global industry and servicing a group of customers that have a lot of purchasing power. Our industry’s faced a lot of challenges over the last several years including several companies that have had to go into Chapter 11 restructuring.

But I think this combination is really the right fit in the US Gulf of Mexico. We’re confident in the merits and confident in the fact that it should close.

HJ Lee:

Okay. The last question that I have is the fixed wing operation, just would like to understand if this business is making free cash flow and how – is it – is there any synergy that you can create with this asset portfolio?

Chris Bradshaw:

So I don’t want to get into the specifics of individual business line profitability at this time. As we move forward together as a combined company there will be more information available at the – on the business. But for now we’re going to stick to the level of detail that we presented in the presentation.

HJ Lee:	Okay. Thank you.

Chris Bradshaw:	Thank you.

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Operator:	Our next question comes from (Adam Ritzer), private investor.

(Adam Ritzer):	Hey, Chris. Congratulations. I know you’ve been working on something like this for a long time. Can you just give us the pro forma share count of the combined companies please?

Chris Bradshaw:	It’s going to be a little over 90 million shares.

(Adam Ritzer):	Okay. And will the reorg equity investors from the Bristow, you know, debtholders, are there going to be any restrictions on their selling shares after the merger is completed?

Chris Bradshaw:

There are no lock ups attached to those shareholders. We enjoyed getting to know some of those parties over the last several months and believe that we have a high degree of alignment around the long-term strategy for this business. And certainly, they see the potential, they’ve put a lot of money behind the investment and they’re committed to this transaction so I believe they’re going to be good partners for the combined business going forward.

(Adam Ritzer):

Okay. And the $35 million in synergies seems a little bit low. Are you – are you guys low-balling that? Do you think it could be higher? Can you give us any guidance in terms of how you came up with $35 million?

Chris Bradshaw:

Yes, we’re optimistic that there is additional upside in terms of the additional efficiencies that can be realized. For now, this is the number that we’re communicating. We did do a joint review of synergy opportunities with Bristow and ERA and this is the number that we have confidence in and we’re focused and committed to deliver this number.

(Adam Ritzer):	Okay. You guys in the presentation talked about the H225 sale, is that in process already? When does that close? And what do you think proceeds are going to be?

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Chris Bradshaw:

So, it’s under firm contract at the moment. The closing of the individual assets will be staged as those individual assets close. Not going to comment on the specific proceeds. I would note, having sold a number of 225s ourselves and having followed that market, we believe Bristow is receiving a very attractive deal.

(Adam Ritzer):	Okay. Are there any other assets in their portfolio that you think you guys can sell and generate any cash, anything expected there?

Chris Bradshaw:

Well as you know, (Adam), we’ve always viewed at ERA that part of our job is to manage the – a portfolio of assets, the aircraft that we have. We think a lot about residual values, which model types we want to have exposure to, what the relative opportunities are to operate, lease or sell those. And I think that mindset will carry over. Certainly, with a fleet of more than 300 aircraft, there may be opportunities over time to realize proceeds from rationalizing the fleet.

(Adam Ritzer):

Okay. Do you – I mean, you guys are going to have a lot of cash on the balance sheet, you know, a little leverage. What about the debt refinancings? I know Bristow has some pieces of debt that, you know, L+5, you guys have your bonds outstanding. Any talks about some kind of a global refinancing of everything making it easier and pushing out maturities?

Chris Bradshaw:

So as part of the consideration for this transaction we did have a number of conversations with relevant parties. I can relay that we expect the pro forma company to have an upgraded credit rating relative to where ERA’s standalone rating is today. We also believe, based upon our conversations with multiple large money center banks that we’re going to have some alternatives for how we want to manage the capital structure going forward.

I think there are some nice rates in the Bristow capital structure today, and again we’re in the fortunate position where we don’t have to do anything. So, we can monitor the market and be selective in terms of how we want to approach that, whether there is a large refinancing or whether

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we be patient. I think we’re fortunate because of the strong balance sheet, the cash balance you mentioned and importantly, the continued free cash flow generation where we can afford to be patient.

(Adam Ritzer):

Got it. And last question, can you give us a walkthrough of the free cash flow from the $240 million of EBITDA in terms of interest expense, you know, CAPEX and taxes? How did you arrive at that free cash number?

Chris Bradshaw:	So, we can provide at a later date more detail around that. For now, we’re disclosing the $140 million. It is net of the things that you mentioned, interest, CAPEX, and a small amount of cash taxes.

(Adam Ritzer):	Okay great. Okay great. Congratulations. I’ll get back in line. Thanks a lot.

Chris Bradshaw:	Thanks, (Adam).

Operator:	Our next question comes from Steve Jones with BTIT.

Steve Jones:	Good morning. I was wondering if you could tell me how is the Bristow preferred going to get treated in this transaction? I don’t see it in the pro forma cap stack.

Chris Bradshaw:	Yes, we – it will be converted into common as part of the merger.

Steve Jones:	Okay. Thank you.

Operator:	Our next question comes from (Dilla Badlony) with SKM.

(Dilla Badlony):	Yes, just wondering what should the pro forma shareholders’ equity be?

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Chris Bradshaw:

That depends on where our stock price is. But I think the market will ultimately determine that. What we believe is that this transaction creates a lot of value. We believe this is the right combination at the right time and that the value creation potential from the synergies is substantial.

(Dilla Badlony):

Got it. And as far as like debt to cap, are you guys looking at that or is something you just focus on from debt to EBITDA because ERA obviously is trading well below its replacement value, so just wondering where should the combined entity be trading?

Chris Bradshaw:	So again, I think we…

(Crosstalk)

(Dilla Badlony):	…based on the $900 million of value that you have.

Chris Bradshaw:

Yes, I think we are very focused on creating value and we leave it to the market to determine how to assess that value. To your comment on leverage, we’re, on a pro forma basis, expecting to be around 2.5 times net leverage. When we get up to the run rate numbers that we’ve talked about, that should lower to about 2 times net leverage and I think we’re comfortable at that or even higher if there’s something opportunistic to do with the knowledge that the company is going to generate a substantial amount of free cash flow that could be used to delever over time.

(Dilla Badlony):	Got it. Thanks a lot.

Chris Bradshaw:	Thank you.

Operator:	I would now like to turn the conference back to over to Chris Bradshaw for closing remarks.

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Chris Bradshaw:

Thank you, Emma. Appreciate everyone’s time today. We look forward to continuing this discussion and explaining more about the merits that we see in this very compelling combination to create a stronger global industry leader in the helicopter space. Thank you. We’ll talk again next time.

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Forward-Looking Statements

Bristow and Era caution that statements in this filing which are forward-looking, and provide information other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of Bristow, Era and the combined company. These forward-looking statements include, among other things, statements regarding plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the parties results of operations, financial position, growth opportunities and competitive position, including anticipated or expected revenues, EBITDA run-rates, cost savings and synergies, best-in-class operations, opportunities to capture additional value from market trends, fleet size and diversity, safety and transition issues, free cash flow, plans to de-lever and potential shareholder return. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. These statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of Bristow and Era to obtain the shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; conditions imposed on the companies in order to obtain required regulatory approvals; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies or cost savings from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which Bristow and Era operate or credit markets, including disruptions in the offshore oil and gas markets throughout the globe; changes in the regulatory regimes governing the offshore oil and gas markets and the offshore oil and gas services markets; the inability of Bristow or Era to execute on contracts successfully; changes in project design or schedules; the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of Bristow and Era, changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see each of Bristow’s and Era’s annual and quarterly filings with the Securities and Exchange Commission, including Era’s annual report on Form 10-K for the year ended December 31, 2018, and Bristow’s annual report on Form 10-K for the year ended March 31, 2019 and their respective subsequent quarterly reports on Form 10-Q. This filing reflects the views of Bristow’s management and Era’s management as of the date hereof. Except to the extent required by applicable law, Bristow and Era undertake no obligation to update or revise any forward-looking statement.

Additional Information and Where to Find It

In connection with the proposed transaction, Era intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Era and Bristow that also constitutes a prospectus of Era (the “Joint Proxy Statement/Prospectus”). Each of Era and Bristow will provide the Joint Proxy Statement/Prospectus to their respective stockholders. Era and Bristow also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document which Era or Bristow may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. You may obtain a copy of the Joint Proxy Statement/Prospectus (when it becomes available), the Registration Statement (when it becomes available) and other relevant documents filed by Era and Bristow without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Era by mail at 945 Bunker Hill, Suite 650, Houston, Texas 77024, Attention: Investor Relations, by telephone at (713)-369-4700, or by going to the Investor page on Era’s corporate website at www.Erahelicopters.com; or (2) Bristow by mail at 3151 Briarpark Drive, Suite 700, Houston, Texas, 77042, Attention: Investor Relations, by telephone at (713) 267-7600, or by going to the Investors page on Bristow’s corporate website at www.Bristowgroup.com.

Participants in Proxy Solicitation

Era, Bristow and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Era and Bristow stockholders in respect of the proposed transaction under the rules of the SEC. You may obtain information regarding the names, affiliations and interests of Era’s directors and executive officers in Era’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 8, 2019, and its definitive proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 24, 2019. Investors may obtain information regarding the names, affiliations and interests of Bristow’s directors and executive officers on Bristow’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read The Joint Proxy Statement/Prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

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